Exhibit 99.1

Pan American Silver Reports Increased Silver and Gold Production During the First Quarter of 2013

Consolidated Cash Costs Were $11.33 per Ounce of Silver; Well Below Company Guidance

(Unaudited Results - All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, May 14, 2013 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), reported that its first quarter silver production increased 14% to 6.3 million ounces, while gold production increased 65% to 32,100 ounces as compared to the same period in 2012.  The silver and gold production increases were largely the result of the addition of low-cost production from the Dolores mine, which was acquired on March 30, 2012.  Total cash costs for the first quarter were $11.33 per ounce of silver, net of by-product credits, which was well below the Company's guidance for 2013 of $11.80 to $12.80 per ounce of silver.

First Quarter 2013 Highlights (unaudited) (2)

•         Silver production of 6.3 million ounces, an increase of 14% as compared to the same quarter in 2012.

•         Gold production of 32,100 ounces, an increase of 65% as compared to the same quarter of 2012.

•         Consolidated cash costs(3) of $11.33 per ounce of silver, net of by-product credits.

•         Mine operating earnings(4) of $74.8 million.

•         Net earnings of $20.1 million or $0.13 per share.

•         Adjusted earnings(1) of $40.0 million or $0.26 per share.

•         Operating cash flows before changes in non-cash operating working capital(5) of $45.3 million or $0.30 per share.

•         Revenue of $243.0 million.

•         Returned $24.4 million to shareholders (cash dividends of $19.0 million and repurchased 335,000 common shares for $5.4 million).

Financial Position (at March 31, 2013)
• Cash and short term investments of $490.1 million. • Working capital of $738.4 million.
Corporate Development

•         Entered an agreement with Esperanza Resources Corp. ("Esperanza") to sell three small gold development assets in exchange for Esperanza common shares and warrants.

•         Entered an agreement to sell part of certain of its interest non-core Mexican exploration properties for $4 million in cash.

(1) Adjusted earnings  is a non-GAAP measure calculated as net earnings for the period adjusting for unrealized gains recorded on fair market value adjustments on the Company's outstanding warrants, unrealized losses on foreign exchange, unrealized gains on commodity contracts and net losses or gains on the sale of non-core exploration or development projects.  The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants, which may be volatile from period to period.

(2) Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare period-on-period.

(3) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties.

(4) Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations.  Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties.  The Company and certain investors use this information to evaluate the Company's performance.

(5) Operating cash flows before changes in non-cash operating working capital is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations. Cash flow from operations per share is a non-GAAP measure. Cash flow from operations before changes in working capital per share is used as a measure of return on capital and is calculated using cash flow from operations, before working capital changes, divided by basic weighted average shares outstanding.

Geoff Burns, President & CEO commented on the Company's first quarter results, "We had a solid first quarter.  Our silver and gold production was basically right on our forecast, while our cash costs were slightly lower as a result of better-than-expected base metal by-product production and some operating cost savings.  Consequently, our operating cash flows and adjusted earnings were in line with our expectations.  These strong financial results, have allowed us to continue to deliver sector-leading cash returns directly to our shareholders, paying $19 million in dividends and repurchasing and cancelling another 335,000 shares in the first quarter."  Mr. Burns continued, "Moving forward, we will be modestly adjusting our short-term plans over the balance of the year in response to the decline in the price of silver we witnessed in early April.  I don't envision any significant changes to our capital programs this year, as we are not engaged in any major construction projects, but we will be diligently looking for additional opportunities to trim our ongoing operating, exploration and G&A expenditures to try to offset some of the price decline. I am comforted to know that Pan American enters this period of lower prices with one of the strongest balance sheets in the sector, which puts us in a good position to weather lower prices and look aggressively for opportunities to strengthen our asset portfolio while asset valuations are depressed."

Financial Results

During the first quarter of 2013, Pan American generated revenue of $243.0 million, up 6% from revenue recorded in the first quarter of 2012.  The increase in revenue resulted from higher quantities of metals sold with the exception of zinc and lead, but was partially offset by lower realized prices for silver, gold and copper.  During the first three months of 2013, Pan American realized average prices of $30.11 per ounce of silver, $1,630 per ounce of gold and $7,200 per tonne of copper, down 8%, 4% and 9%, respectively, as compared to the same period of 2012.  In contrast, Pan American realized average prices of $2,039 per tonne of zinc and $2,300 per tonne of lead, up 1% and 11%, respectively from the first quarter of 2012.  Revenue from silver and gold sales contributed 70% and 18%, respectively to the Company's consolidated quarterly revenue.  Sales from base metals continue to decline in relative importance with zinc contributing 7%, lead contributing 3% and copper contributing only 2% to our consolidate revenues.

Pan American generated net earnings of $20.1 million or $0.13 per share during the first quarter of 2013. Net earnings were negatively impacted by lower mine operating earnings on higher costs of sales due to higher depreciation and amortization at the Dolores mine, and a net non-cash impairment loss of $31.8 million on account of the proposed sale of non-core late-stage gold development assets to Esperanza, offset in part by a $4.0 million cash gain on the sale of interests in non-core exploration properties during the quarter.

Adjusted earnings for the first three months of 2013 were $40.0 million or $0.26 per share, after adjusting for a non-cash $27.7 million net loss on the sale of several non-core late-stage gold exploration assets, a $10.9 million unrealized mark to market derivative gain on the Company's outstanding warrants, a $4.3 million unrealized loss on foreign exchange, and a $1.3 million unrealized gain on commodity contracts.

Mine operating earnings generated during the quarter ended March 31, 2013 were $74.8 million, 27% lower year-on-year due to higher cost of sales, which outweighed higher revenues.

Operating cash flows before changes in non-cash operating working capital during the first quarter of 2013 was $45.3 million, or $0.30 per share, 62% higher than in the comparable quarter of 2012.  The increase was attributable to lower taxes paid during the quarter.

At March 31, 2013, Pan American had $490.1 million in cash and short-term investments and working capital of $738.4 million, 10% and 6% less than at year-end 2012, respectively.  The Company maintains its robust financial position, with minimal debt consisting of $8.8 million in long-term capital lease obligations and $36.8 million in convertible notes acquired in connection with the Minefinders transaction.

During the first three months of 2013, Pan American invested approximately $5.4 million to repurchase and cancel approximately 335,000 shares under the current normal course issuer bid.  At March 31, 2013, Pan American had 151.5 million common shares issued and outstanding.  In addition, Pan American distributed a total of $19.0 million in cash dividends to shareholders during the first quarter of 2013.

The Company's effective tax rate for the first quarter of 2013 was 49%, calculated on the base of adjusted earnings.  Adjusting for the non-cash impact of the loss on derivatives and the impairment charge, the effective tax rate would have been 28% for the quarter.  Effective rates vary considerably between periods and from the amounts that would result from applying the Canadian statutory income tax rates to earnings before income taxes.  The main factors that affected the effective tax rate for the current quarter were unrealized gains and losses on the Company's derivatives, foreign income tax rate differentials, foreign exchange and non-recognition of certain deferred tax assets.  Additionally, the Company took a non-cash impairment charge on non-current assets held for sale. The Company expects that this and other factors will continue to cause volatility in effective tax rates in the future and that the effective tax rate for 2013 would be 30% to 35%.

Production and Operations

During the first three months of 2013, Pan American's silver production rose 14% year-on-year to 6.2 million ounces and gold production surged 65% year-on-year to 32,100 ounces.  The increases were directly attributable to new production from Dolores, which was acquired at the end of March 2012 slightly offset by lower gold production at Alamo Dorado and from the sale of the Quiruvilca mine in June 2012.

During the first quarter of 2013, 51% of the Company's silver production originated at our three Mexican operations.  La Colorada produced 1.1 million ounces of silver, practically flat year-on-year, as lower grades were offset by higher throughput and recoveries. Alamo Dorado delivered another solid operational quarter and contributed 1.3 million ounces of silver, as lower throughput was more than compensated by higher grades and recoveries.  Finally, Dolores produced 0.8 million ounces of silver reasonably in-line with management's expectations.

The Company's Peruvian operations had a decent operational quarter during the first three months of 2013, achieving the same production levels of a year ago.  Huaron produced 0.8 million and Morococha produced 0.5 million ounces of silver, both offsetting marginally lower grades and recoveries with increased throughput.

In Bolivia, San Vicente delivered another strong performance by boosting silver production 13% during the first quarter of 2013 to 1 million ounces of silver on account of increases in throughput and recoveries.

In Argentina, Manantial Espejo saw a small decline in silver production year-on-year to 0.8 million ounces due to lower throughput caused by low equipment availabilities compounded by road blockages disrupting employee shift changes.

The Company's consolidated gold production surged 65% during the first three months of 2013 in comparison to the first quarter of 2012, thanks to the positive effect of production from the Dolores mine, which was incorporated into our portfolio of assets at the end of March 2012, and from increased gold production at Manantial Espejo on account of higher grades and recoveries.  Dolores produced 14,500 ounces of gold during the quarter, which was below management's expectations as the mine sequencing did not encounter the higher gold zones during the quarter as expected.

During the first quarter of 2013, Pan American produced 9,700 tonnes of zinc, 3,100 tonnes of lead and 1,100 tonnes of copper. Year-on-year, zinc and lead production were negatively affected by the sale of Quiruvilca, with zinc and lead production declining by 12% and 22%, respectively.  In contrast, copper production increased slightly irrespective of Quiruvilca's sale due to higher copper grades achieved at Huaron as expected.

Pan American's consolidated cash costs during the first quarter of 2013 were $11.33 per ounce of silver, net of by-product credits, an increase of 8% from the first quarter of 2012, but well below our guidance for the full year 2013.  Cash costs increased from last year due to lower by-product credits on lower gold and copper prices, lower gold production at Alamo Dorado, largely due to an increase of in-process gold inventory, and less production of zinc and lead, as well as general costs inflation in Mexico and Peru. In contrast, cash costs at both San Vicente and Manantial Espejo decreased year-on-year.  At San Vicente, cash costs declined on account of more silver ounces produced and at Manantial Espejo cash costs declined due to lower operating costs fueled by currency devaluation and refocusing some of the open pit mining to a new phase of the Maria deposit, which is carried as capitalized pre-stripping.  Notably at Huaron, cash costs declined 28% from the last quarter of 2012 to $15.76 per ounce of silver, net of by-product credits, on account of some of the underground mining mechanization efficiencies being realized.  The underground mine mechanization undertaken at both Huaron and Morococha is beginning to provide the improved productivities expected.

Pan American spent $39.7 million in sustaining capital at its seven operations during the first quarter of 2013, mainly for pre-stripping and the leach pad expansions at Dolores and the tailings dam expansion at Huaron.

Project Development

Leach pad construction at Dolores is progressing well with an extension of leach pad two nearing completion.  The extension is designed to provide sufficient capacity to allow crushed ore placement through the approaching rainy season that is expected to slow down earthworks and liner placements on the leach pad three area.

With the assistance of a third party engineering firm, layouts and preliminary designs for the addition of a crushing, milling, and agglomeration facility has been developed and efforts are underway to complete capital and operating cost estimates that will be used in the scoping study, which is expected to be completed in the third quarter.

Similarly at La Colorada, a third party engineering firm completed a scoping study for the addition of a new primary shaft and hoist conveyance system capable of enhancing access to both the Candelaria and Amolillo ore-bearing structures at depth, which will lead to a production expansion plan.  The Company remains on-track to produce a Preliminary Economic Assessment of La Colorada's expansion concept by year-end.

2013 Outlook

Commenting on the Company's operating results, Steve Busby, Chief Operating Officer, said; "From an operating point of view, the first quarter's results were a good start to the year, with production largely in line and costs below expectations.  I am confident that we will meet or exceed the full year guidance we previously provided.  Late in the quarter, we initiated a number of focused programs aimed at finding additional operating cost and capital expenditure reductions as well as productivity enhancements to offset the effects of the recent fall in precious metal prices.  Several of these programs have already begun to provide meaningful benefits, particularly at our Peruvian operations.  We are focused on finding sustainable ways to further bolster our business in a reduced metal price environment, while at the same time advancing our high-return mine-site projects.  I look forward to providing additional detail and more thoroughly quantifying the results of these initiatives during our second quarter earnings report in August."

***

About Pan American

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the La Virginia development project in Sonora, Mexico, the Waterloo silver project in California, USA as well as the Navidad silver project in Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss the results on Tuesday, May 14, 2013 at 1:00 pm ET (10:00 am PT). To access the conference, North American and International participants dial toll 1-604-638-5340. A live audio webcast can be accessed at https://services.choruscall.ca/links/pan130514.html. Listeners may also gain access by logging on at http://www.panamericansilver.com/category/events/. The call will be available for replay for one week after the call by dialing 1-604-638-9010 and entering PIN # 6218.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURE - CASH COSTS PER OUNCE

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES.  CASH COSTS PER OUNCE PRODUCED IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL

CASH COST PER OUNCE OF SILVER PRODUCED IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.  THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW.

CASH COSTS PER OUNCE PRODUCED DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE.  OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER ENTITIES.  SEE OUR MD&A FOR THE YEAR ENDED DECEMBER 31, 2012 FILED ON SEDAR AT WWW.SEDAR.COM FOR A RECONCILIATION OF CASH COSTS PER OUNCE PRODUCED TO THE MOST DIRECTLY COMPARABLE ACCOUNTING MEASURE UNDER IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS INCLUDING, BUT NOT LIMITED TO, THE LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR LAWS IN MEXICO; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION IN ARGENTINA AND, IN PARTICULAR, IN THE PROVINCE OF CHUBUT AND THEIR EFFECTS ON THE COMPANY AND ITS ASSETS; THE DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER  DEVELOPMENT PROJECTS OF THE COMPANY; THE SUCCESSFUL COMPLETION OF TRANSACTIONS, INCLUDING THE TRANSACTION WITH ESPERANZA RESOURCES CORP.; THE TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ABILITY OF THE COMPANY TO ACHIEVE  ANY PLANNED EXPANSIONS AND DEVELOPMENT, INCLUDING BUT NOT LIMITED TO, POTENTIAL OPPORTUNITIES AND ADVANCEMENTS AT THE DOLORES MINE AND EXPANSION OF THE LA COLORADA MINE,AND THE TIMING FOR THE SAME; THE ABILITY OF THE COMPANY TO REDUCE CAPITAL COSTS AND THE EFFECTS OF SUCH REDUCTION MEASURES ON THE COMPANY; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS AND THE EFFECTS OF LABOUR LAWS IN THOSE COUNTRIES IN WHICH THE COMPANY OPERATES; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended
	March 31,
	2013	2012
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars)

Net earnings for the period	$20,076	$50,245
Earnings per share attributable to common shareholders (basic)	$0.13	$0.47
Adjusted earnings for the period(1)	$39,972	$69,143
Adjusted earnings per share attributable to common shareholders (basic)	$0.26	$0.66
Mine operating earnings	$74,816	$101,896
Net cash generated from operating activities	$32,251	$37,395
Operating cash flows before changes in non-cash operating working capital(2)	$45,297	$27,991
Capital spending	$39,693	$20,016
Dividends paid	$19,021	$3,919
Shares repurchased	$5,442	$-
Cash and short-term investments	$490,146	$594,205
Working capital(3)	$738,379	$781,908

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	2,471,586	1,156,049
Silver metal - ounces	6,278,223	5,502,958
Gold metal - ounces	32,120	19,496
Zinc metal - tonnes	9,694	11,032
Lead metal - tonnes	3,148	4,015
Copper metal - tonnes	1,062	980

Consolidated Cost per Ounce of Silver (net of by-product credits)(4)

Total cash cost per ounce	$11.33	$10.49
Total production cost per ounce	$17.29	$14.15

Payable ounces of silver (used in cost per ounce calculations)	5,958,550	5,172,994

(1)	Adjusted earnings and adjusted earnings per share attributable to common shareholders are non-GAAP measures. Adjusted earnings is calculated as net earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, the transaction costs arising from the Minefinders transaction and gain or loss on sale of assets. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

	Three months ended March 31,
Adjusted Earnings Reconciliation	2013	2012
Net earnings for the period	$20,076	$50,245
Adjust derivative loss (gain)	2,649	(2,660)
Adjust impairment of mineral property	18,256	-
Adjust unrealized foreign exchange losses	4,327	7,847
Adjust unrealized gains on commodity contracts	(1,268)	-
Adjust gain on sale of assets	(4,068)	(88)
Adjust acquisition costs	-	13,799
Adjusted earnings for the period	$39,972	$69,143

(2)	Operating cash flows before changes in non-cash operating working capital is a non-GAAP measure used by the Company to manage and evaluate operating performance. The Company considers this measure to better reflect normalized cash flow generated by operations.
(3)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(4)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 14-MAY-13